Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,
	2010	2009
Earnings before fixed charges:
Loss before income taxes	$(66)	$(70)
Plus: Fixed charges	112	101

Earnings available to cover fixed charges	$46	$31

Fixed charges(a):
Interest, including amortization of deferred financing costs	$95	$85
Interest portion of rental payment	17	16

Total fixed charges	$112	$101

Ratio of earnings to fixed charges (b)	—	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2010	2009
Related to debt under vehicle programs	$54	$46
All other	41	39

	$95	$85

(b)	Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2010 and 2009.

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